UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 6, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                 Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 6, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: June 6, 2013
13-16-TR

Teck Recognized for Corporate Citizenship and Social Responsibility

Vancouver, B.C.–Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck") was recognized today as one of the Best 50 Corporate Citizens and one of the Top 50 Socially Responsible Corporations in Canada by media and investment research company Corporate Knights and Sustainalytics respectively. Teck is the number two ranked Best Corporate Citizen in Canada which ranks companies based on their environmental and social performance.

“Our employees care deeply about ensuring that the communities where we operate are not just great places to work, but also great places to live,” said Don Lindsay, President and CEO. “As a company we aim to reflect those values through responsible resource development that creates lasting community benefits.”

The Corporate Knights Best 50 examines a range of environmental and social indicators including companies’ carbon, water, waste and energy use, pension fund quality and tax dollar generation. Corporate Knights methodology for grading corporate citizenship, first launched in 2002, has been recognized by the global initiative Rate the Raters as a leading global practice. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit http://www.corporateknights.com/report/2013-best-corporate-citizens-canada.

Teck was also recognized today as one of the Top 50 Socially Responsible Corporations in Canada in a report compiled by Sustainalytics and featured in Maclean’s magazine. Companies were selected on the basis of their performance across a broad range of environmental, social, and governance (ESG) indicators tracked by Sustainalytics. For more information about the Top 50 Socially Responsible Corporations in Canada, visit http://www2.macleans.ca/canada-top-50-socially-responsible-corporations-2013/.

Earlier this year Corporate Knights also named Teck to the Global 100 Most Sustainable Corporations for 2013. Teck was the top ranked Canadian company on the Global 100 list.

Teck’s environmental and social performance is guided by a company-wide Sustainability Strategy. The strategy includes short and long-term goals designed to enhance the company’s performance in six areas of focus: community, water, biodiversity, energy, materials stewardship and our people. Teck reports annually on its environmental and social performance through the company’s Sustainability Report available at www.teck.com.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver,

Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Alana Duffy
Senior Communications Specialist
604.699.4547
alana.duffy@teck.com